Exhibit 23.4
Consent of SAMCO Capital Markets, Inc.
     We hereby consent to the use of our opinion letter to the Board of Directors of ICNB Financial Corporation, included as Appendix B to the Proxy Statement and Prospectus which forms part of this Registration Statement on Form S-4 relating to the proposed Merger of ICNB Financial Corporation and Firstbank Corporation and the references to such opinion therein.
     In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term experts as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ SAMCO Capital Markets, Inc.
SAMCO Capital Markets, Inc.
Exhibit 23.4